GIOVANNI CARUSO Partner
345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 12, 2022

Jim Lopez

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Embrace Change Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed on June 21, 2022

File No. 333-265184

Dear Mr. Lopez:

On behalf of our client, Embrace Change Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated July 11, 2022 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amendment No. 3”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 3, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles    New York    Chicago    Nashville    Washington, DC    San Francisco    Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Jim Lopez U.S. Securities & Exchange Commission July 12, 2022 Page 2

Amendment No. 2 to Registration Statement on Form S-1 filed June 21, 2022

Cover Page

1.

We note your response to comment 1. Please revise here as you do on page 24 to disclose that a majority of your officers and directors have significant ties to China/HK. Additionally, please revise the reference on your cover page to the Accelerating Holding Foreign Companies Accountable Act to state that, if enacted, it would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

Response: The disclosure on the cover page has been revised in response with the Staff’s comments.

2.

We note that a majority of your directors and officers have significant ties to China/HK. As requested in comment 1 of our June 2, 2022 letter, please revise the Cover Page to disclose legal and operational risks associated with a majority of your directors and officers having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale.

Response: The disclosure on the cover page has been revised in response with the Staff’s comments.

Summary, page 1

3.

We note your revised disclosure in response to comment 5 of our June 2, 2022 letter. Please revise the discussion of consequences to you and investors to also address the possibility that your officers and directors inadvertently conclude that permissions or approvals are not required. Additionally, we note your revised disclosure on page 6 and page 24 that none of your officers and directors is a citizen of or based in mainland China. However, we note you state elsewhere that “certain” officers and directors have significant ties to “or are based in the People’s Republic of China.” Please revise here and throughout to consistently clarify the extent to which directors and officers are located in or have significant ties to China/HK. For example, state, if true, that a majority of your directors and officers have significant ties with China/HK but that none are located in China/HK.

Response: The disclosures on pages 6 and 24 have been revised in response with the Staff’s comments.

Jim Lopez U.S. Securities & Exchange Commission July 12, 2022 Page 3

Risk Factors, page 24

4.

We note your response to comment 2 and the reference on page 33 to other disclosure regarding liquidity risks in the event you are unable to consummate a business combination. Please revise the discussion of such risks to address the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The disclosure on page 26 has been revised in response with the Staff’s comments.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner